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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(d)

Under the Securities Exchange Act of 1934

(Amendment No. 8)1

Alabama National BanCorporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

010317105 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 010317105	13G	Page 2 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). G. Ruffner Page, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 353,067 6. Shared Voting Power -0- 7. Sole Dispositive Power 353,067 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,067

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 010317105	13G	Page 3 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). C. Phillip McWane

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,061,986 6. Shared Voting Power 10,000 7. Sole Dispositive Power 1,061,986 8. Shared Dispositive Power 10,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,071,986

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 010317105	13G	Page 4 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Betty T. McMahon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 96,830 6. Shared Voting Power 300,000 7. Sole Dispositive Power 96,830 8. Shared Dispositive Power 300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,830

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 010317105	13G	Page 5 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John J. McMahon, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 18,170 6. Shared Voting Power 300,000 7. Sole Dispositive Power 18,170 8. Shared Dispositive Power 300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,170

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 010317105	13G	Page 6 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Holcomb III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 83,378 6. Shared Voting Power -0- 7. Sole Dispositive Power 83,278 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,378

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 010317105	13G	Page 7 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Victor E. Nichol, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 94,116 6. Shared Voting Power -0- 7. Sole Dispositive Power 94,116 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,116

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) IN

Page 8 of 17 Pages

ANB SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Alabama National BanCorporation

(b)	Address of Issuer’s Principal Executive Offices:

1927 First Avenue North
Birmingham, Alabama 35203

Item 2.

(a)	Name of Person Filing:

Incorporated by reference to Item 1 of the Cover Pages.

(b)	Address of Principal Business Office, or if None, Residence:

G. Ruffner Page, Jr.
2900 Highway 280, Suite 300
Birmingham, Alabama 35223

C. Phillip McWane
2900 Highway 280, Suite 300
Birmingham, Alabama 35223

Betty T. McMahon
2140 Warwick Drive
Birmingham, Alabama 35209

John J. McMahon, Jr.
1927 First Avenue North, 5th Floor
Birmingham, Alabama 35203

John H. Holcomb III
1927 First Avenue North
Birmingham, Alabama 35203

Victor E. Nichol, Jr.
1927 First Avenue North
Birmingham, Alabama 35203

Page 9 of 17 Pages

(c)	Citizenship:

Incorporated by Reference from Item 4 of the Cover Pages.

(d)	Title of Class of Securities:

Incorporated by Reference from the Cover Pages.

(e)	CUSIP Number:

Incorporated by Reference from the Cover Pages.

Item 3. If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Incorporated by Reference from Item 9 of the Cover Pages.

(b)	Percent of Class:

Incorporated by Reference from Item 11 of the Cover Pages.

(c)	Number of Shares as to Which Such Person has:

(i)	Sole Power to Vote or Direct the Vote.

Incorporated by Reference from Item 5 of the Cover Pages.

(ii)	Shared Power to Vote or to Direct the Vote.

Incorporated by Reference from Item 6 of the Cover Pages.

(iii)	Sole Power to Dispose or to Direct the Disposition of.

Incorporated by Reference from Item 7 of the Cover Pages.

(iv)	Shared Power to Dispose or to Direct the Disposition of.

Incorporated by Reference from Item 8 of the Cover Pages.

Page 10 of 17 Pages

Item 5. Ownership of Five Percent (5%) or Less of a Class.

[x]

This statement is being filed to report that as of February 12, 2003, the group dissolved, and the reporting persons, with the exception of Mr. McWane, ceased to be the beneficial owners of more than five percent of the Issuer’s securities.

Item 6. Ownership of More than Five Percent (5%) on Behalf of Another Person.

With respect to the beneficial ownership reported for G. Ruffner Page, Jr., 88,775 shares (0.7%) are held in trust for the benefit of J. R. McWane, Jr., and 187,995 shares (1.5%) are held in trust for the benefit of Anna McWane. The trusts have the right to receive the dividends from, and the proceeds from the sale of Alabama National BanCorporation Common Stock held by such trusts. In addition, Mr. Page acts as custodian for Mr. Page’s three minor children with respect to 1,500 shares (0.0%), and acts as custodian with respect to the three minor children of C. Phillip McWane for 14,928 shares (0.1%).

With respect to the beneficial ownership reported for C. Phillip McWane, 10,000 shares (0.0%) are held in a family limited partnership pursuant to which Mr. McWane and his spouse have the right to receive dividends from, and the proceeds from the sale of, Alabama National BanCorporation Common Stock upon dissolution of said partnership.

With respect to the beneficial ownership reported for Betty T. McMahon and John J. McMahon, Jr., 300,000 shares (2.4%) are held in a family partnership pursuant to which each of them and their three adult children and the spouses of two of those children have the right to receive dividends from, and the proceeds from the sale of, Alabama National BanCorporation Common Stock upon dissolution of said partnership.

With respect to the beneficial ownership reported for John J. McMahon, Jr., 15,000 shares (0.1%) are held in trusts that have the right to receive the dividends from, and the proceeds from the sale of Alabama National BanCorporation Common Stock held by such trusts.

With respect to the beneficial ownership reported for John H. Holcomb III, Mr. Holcomb holds a proxy with respect to 100 shares (0.0%). The grantor of said proxy has the right to receive the dividends from, and the proceeds from the sale of Alabama National BanCorporation Common Stock subject to such proxy. Mr. Holcomb holds investment power with respect to 3,993 shares (0.0%) which are held in Alabama National BanCorporation’s 401(K) Employee Capital Accumulation Plan. In addition, Mr. Holcomb acts as custodian for his three minor children with respect to 700 shares (0.0%).

Page 11 of 17 Pages

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

The members of the group filing this Schedule 13G are identified by reference to Item 1 of the Cover Pages.

Item 9. Notice of Dissolution of Group.

The group dissolved as of February 12, 2003. As a result, all further filings with respect to transactions in the Issuer’s securities will be filed, if required, by members of the group, in their individual capacities.

Item 10. Certifications.

Not Applicable.

Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date

/s/ G. Ruffner Page, Jr
G. Ruffner Page, Jr.

Page 13 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date

/s/ C. Phillip McWane
C. Phillip McWane

Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date

/s/ Betty T. McMahon
Betty T. McMahon

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date

/s/ John J. McMahon, Jr.
John J. McMahon, Jr.

Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date

/s/ John H. Holcomb III
John H. Holcomb III

Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date

/s/ Victor E. Nichol, Jr.
Victor E. Nichol, Jr.